UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50419 / September 22, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11560

In the Matter of	:
	:
EVTC, INC.	: ORDER MAKING FINDINGS AND IMPOSING
	: REMEDIAL SANCTION BY DEFAULT
Respondent.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 26, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).

EVTC, Inc. (EVTC), was served with the OIP on August 31, 2004, and its Answer was due by September 20, 2004, twenty days after service. See 17 C.F.R. § 201.220(b). To date, EVTC has not filed an Answer. Accordingly, pursuant to Rules 155(a) and 220(f) of the Commission's Rules of Practice, 17 C.F.R. §§ 201.155(a), .220(f), I find EVTC in default and find the following allegations in the OIP to be true:

The Commission's public official files disclose that the common stock of EVTC, a Delaware corporation based in Houston, Texas, is registered under Section 12(g) of the Exchange Act.

At all relevant times, EVTC was required, pursuant to Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, to timely file, in proper form, its annual reports on Form 10-K and its quarterly reports on Form 10-Q. EVTC has not filed its annual report for the fiscal years ended September 30, 2002, or September 30, 2003. In addition, EVTC has not filed its quarterly report for the period ended June 30, 2002, or for any subsequent period. As a result of the foregoing, EVTC has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In view of the foregoing, I find that it is necessary and appropriate for the protection of investors to revoke the registration of EVTC's securities.

ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the securities of EVTC, Inc., be, and hereby is, REVOKED.

_____

Robert G. Mahony
Administrative Law Judge